EXHIBIT 99.1
                                                                    ------------



                     COMPTON ANNOUNCES 2004 YEAR END RESULTS


FOR IMMEDIATE RELEASE                                            MARCH 22, 2005

CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its financial and operating results for the year and quarter ended December 31, 2004.

HIGHLIGHTS

  o  Reserve value                          $1.5 billion, 8% DCF
  o  Strong reserve growth                  14% increase in proved reserves
                                            22% increase in proved plus probable
                                            reserves
  o  Total proved plus probable reserves    145 million boe, 75% natural gas
  o  Total proved reserves                  97 million boe, 75% natural gas
  o  Record revenue                         $392 million
  o  Record cash flow                       $177 million, $1.51/share basic

STRONG RESERVE GROWTH

Total proved plus probable reserves rose 22% from the prior year, to 145 million boe and were valued at $1.5 billion, 8% DCF. Total proved reserves at year end were 97 million boe, an increase of 14% from 2003. Proved producing reserves comprise 80% of total proved reserves. Total proved reserves account for 67% of the proved plus probable reserves. The Company's reported reserve life index for total proved and total proved plus probable reserves is 10 years and 15 years respectively.

RECORD REVENUE AND CASH FLOW

Revenue in 2004 reached record levels of $392 million, up 13% from 2003, due to increased production levels and higher realized prices. Cash flow increased 14% to $177 million, also benefiting from increased production and prices. Production in December 2004 reached approximately 30,000 boe/d, before the disposition of 600 boe/d of production at year end, while production for the year averaged 26,876 boe/d.

Net earnings in 2004 totaled $64 million compared to $119 million in the prior year. Net income in 2003 included a $38 million after tax unrealized foreign exchange gain on the Company's U.S. denominated debt and a $37 million recovery of future income taxes resulting from a decrease in statutory income tax rates. Adjusted net earnings, excluding non-operational amounts was $47 million in 2004, up 6% over 2003 adjusted net earnings of $44 million.

DRILLING RESULTS

Compton drilled 186 wells from internally generated prospects, achieving an overall success rate of 90%. This represents the Company's largest drilling program to date. Of the 186 wells drilled in 2004, 77% were classified as development wells and 23% were classified as exploratory wells, reflecting the increasing maturity of Compton's oil and gas plays. Based upon strong drilling results and a wealth of opportunities, the Company is increasing its 2005 drilling program to $390 million and 390 wells.

FINANCIAL SUMMARY

-------------------------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED DEC. 31               YEAR ENDED DEC. 31
($000's, except per share amounts)        2004        2003    % Change         2004         2003    % Change
-------------------------------------------------------------------------------------------------------------
Gross revenue (1)                    $   101,189   $   83,046      22%    $   391,659   $   346,565      13%

Cash flow (2)                        $    41,729   $   32,720      29%    $   177,131   $   154,893      14%
Per share  - basic                   $      0.36   $     0.28      29%    $      1.51   $      1.33      14%
           - diluted                 $      0.33   $     0.27      22%    $      1.43   $      1.27      13%


Net earnings                         $    16,377   $   12,308      38%    $    63,633   $   118,880     -46%
Per share  - basic                   $      0.14   $     0.10      40%    $      0.54   $      1.02     -47%
           - diluted                 $      0.13   $     0.10      30%    $      0.51   $      0.97     -47%

Adjusted net earnings                $     6,389   $    4,821      33%    $    46,885   $    44,440       6%

Capital expenditures                                                      $   316,401   $   285,483      11%
Corporate debt, net                                                       $   417,212   $   355,903      17%
Shareholders' equity                                                      $   424,078   $   356,906      19%

Weighted averages shares (000s)
                   - basic                                                    117,244       116,267       1%
                   - diluted                                                  124,033       122,123       2%
-------------------------------------------------------------------------------------------------------------

(1)  Restated to exclude realized hedge losses and transportation charges.

(2) The term "cash flow" should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Compton's determination of cash flow may not be comparable to that reported by other companies. The other items required to arrive at cash flow from operating activities are considered to be corporate charges.

OPERATING SUMMARY

----------------------------------------------------------------------------------------------------------------
                                               THREE MONTHS ENDED DEC. 31               YEAR ENDED DEC. 31
(6:1 boe conversion)                           2004       2003    % Change        2004         2003     % Change
----------------------------------------------------------------------------------------------------------------
Average daily production
   Natural gas (mmcf/d)                           127         123       3%             123          118       4%
   Liquids (light oil & ngl's) (bbls/d)         6,963       6,010      16%           6,330        5,924       7%
   Total oil equivalent (boe/d)                28,204      26,484       6%          26,876       25,552       5%

Average realized prices (1)
   Natural gas ($/mcf)                     $     6.29   $    5.67      11%      $     6.46   $     6.27       3%
   Liquids ($/bbl)                         $    42.88   $   34.37      25%      $    43.21   $    35.59      21%
   Total oil equivalent ($/boe)            $    39.00   $   34.08      14%      $    39.82   $    37.16       7%
Field operating netback ($/boe)            $    22.15   $   19.96      11%      $    23.79   $    22.05       8%
Cash flow netback ($/boe)                  $    16.85   $   13.90      21%      $    18.53   $    17.11       8%

Undeveloped land
   Gross acres                                                                   1,019,854    1,042,802      -2%
   Net acres                                                                       729,429      767,364      -5%
   Average working interest                                                            72%          74%      -3%

Reserves (mboe) (2)
   Proved oil equivalent                                                            96,805       84,627      14%
   Proved plus probable oil equivalent                                             144,777      118,763      22%

Reserve life index (years)
   Total proved                                                                         10            9      11%
   Proved plus probable                                                                 15           13      15%
----------------------------------------------------------------------------------------------------------------

(1) Restated to exclude realized hedge losses and transportation charges.

(2) Does not include royalty interest equivalent barrels.

2004 OPERATIONS REVIEW

DRILLING SUMMARY

Compton drilled 186 gross (146 net) wells in 2004 with a 90% success rate, compared with 168 gross (134 net) wells drilled in 2003. Of the 186 wells drilled in 2004, 77% were classified as development wells and 33% were classified as exploratory wells, compared to 57% and 43% respectively in 2003. The higher percentage of development wells in the current year reflects the increasing maturity of the Company's oil and gas plays.

Four wells drilled during the year remain standing cased wells and are awaiting completion and testing. These wells are not included in the following table.

  ------------------------------------------------------------------------------------------------------------
  Years ended December 31,                 NATURAL GAS      OIL        D&A       TOTAL       NET      SUCCESS
  ------------------------------------------------------------------------------------------------------------
  Southern Alberta                                92          --          7       99           86       93%
  Central Alberta                                 36           1          8       45           31       82%
  Peace River Arch                                 8          27          3       38           26       92%
  ------------------------------------------------------------------------------------------------------------
                                                 136          28         18      182          143       90%
  ------------------------------------------------------------------------------------------------------------
  Standing, cased wells                                                            4            3
  ------------------------------------------------------------------------------------------------------------
  2004 TOTAL                                                                     186          146
  ------------------------------------------------------------------------------------------------------------

  2003 Total                                     131          22         15      168          134       91%
  ------------------------------------------------------------------------------------------------------------

SOUTHERN ALBERTA

HORSESHOE CANYON COAL BED METHANE

Compton holds approximately 960 net sections of land in Southern Alberta within the dry Horseshoe Canyon Coal Bed Methane ("CBM") fairway. During the third quarter of 2004, the Company re-completed six existing Belly River wells targeting the Horseshoe Canyon Coals, primarily at Centron, Gladys and Brant. Results were similar to competitor's CBM wells immediately north of Compton's acreage.

Compton currently has six CBM pilot projects underway, with results expected by the third quarter of 2005. Compton has only minor CBM reserves booked as at December 31, 2004. Quantifying the reserve and delivery potential of the Edmonton/CBM over Compton's large land spread is a key objective in 2005.

PLAINS BELLY RIVER AT CENTRON, GLADYS AND BRANT

In 2004, Compton drilled 60 gross (54 net) wells across the Centron, Gladys and Brant areas with all wells encountering multiple pay sections. During the second half of 2004, Compton received approval to proceed with two wells per section spacing on seven townships of land. This effectively doubles the Company's current plains Belly River drilling inventory.

CALLUM THRUSTED BELLY RIVER

In 2004, three directional wells were drilled from a pad constructed immediately south of the Callum gas plant, plus two additional wells north of the plant. Results were encouraging, however, it is apparent that completion design is the key to unlocking this technically challenging play. Callum has the potential to become a very significant resource play for Compton and time spent assessing completion techniques will be critical to the future development of this play.

Quarter section spacing over nine sections was approved by the EUB in the third quarter of 2004. Site assessment for the next drilling pad was completed in the fourth quarter of 2004, with drilling expected to commence early in 2005. Compton plans to drill 21 wells at Callum in 2005.

HOOKER BASAL QUARTZ

In 2004, 25 gross (22 net) gas wells were drilled, extending the pool boundary five miles to the north and 1.5 miles to the southeast. The Company received downspacing approval on the southeast Hooker extension and is currently proceeding with an additional application for downspacing at the northern end of Hooker. In 2005, Compton plans to drill 35 wells at Hooker.

SOUTHERN ALBERTA FACILITIES

The Mazeppa gas plant was expanded in 2004 to accommodate Compton's increasing gas production from Southern Alberta. On June 1, 2004, a 45 mmcf/d sweet gas expansion was completed resulting in 90 mmcf/d sour and 45 mmcf/d sweet processing capacity at the plant. With the completion of the Mazeppa sweet gas expansion, Compton's working interest processing capacity in Southern Alberta is now 200 mmcf/d. Available processing capacity will be sufficient to accommodate the Company's Southern Alberta production additions for the next few years.

CENTRAL ALBERTA

Compton drilled 16 gas wells at Niton during the year. The Company owned McLeod River gas plant was expanded from 10 mmcf/d to 20 mmcf/d in the fourth quarter of 2004 to accommodate increasing gas production from Compton's successful drilling program at Niton. Additionally, a

10 mmcf/d booster compressor at Niton was installed and operational early in the third quarter of 2004.

Compton received downspacing approval on 18 sections for two wells per section, with further downspacing approval pending. The Company plans to drill 26 wells in 2005.

During the second quarter of 2004, Compton acquired all of the issued and outstanding shares of Redwood Energy, Ltd., a junior oil and gas company active in the Niton Area. Through the acquisition, the Company gained undeveloped lands, workover opportunities on existing wells, reserves, production and control of a 35 km gathering system, key to area development.

PEACE RIVER ARCH

Compton drilled 10 wells at Worsley in 2004, doubling the Company's estimate of the original oil-in-place. As a result of the success with the two existing waterflood pilots, Compton made an application for a pool wide waterflood on the Charlie Lake H and J pool. Approval was granted in February 2005. Waterflooding is projected to double the recoverable oil from the Worsley Charlie Lake H and J pool. In 2005, the Company anticipates drilling 39 Charlie Lake extension and infill wells at Worsley.

Compton participated in drilling 12 horizontal Charlie Lake oil wells at Cecil in 2004. The Company has a 40% working interest in the play, which is operated by a major industry partner. The success of the Cecil program has prompted Compton to expand the 2005 drilling program to 20 wells.

RESERVES

In 2004, Compton added approximately 26 mboe, or 264% of 2004 production, to its proved reserves through drilling successes, acquisitions and extensions. Total proved plus probable reserves increased 22% from the prior year to 145 mboe. Compton's total proved reserve base consists of 75% natural gas and 25% liquids. Proved producing reserves comprise 80% of total proved reserves while total proved reserves account for 67% of the proved plus probable reserves. The Company's reported reserve life index is 10 years and 15 years for total proved and total proved plus probable reserves respectively. Netherland Sewell Associates, Inc. independently evaluated 100% of Compton's reserves.

SUMMARY OF ESTIMATED RESERVE VOLUMES ESCALATING PRICES AND COSTS

  --------------------------------------------------------------------------------------------------------------
                                       CRUDE OIL          NATURAL GAS         NGL'S(1)             TOTAL
                                    GROSS(2)    NET    GROSS(2)    NET   GROSS(2)    NET      GROSS(2)    NET
  As at December 31, 2004             (MBBL)  (MBBL)    (BCF)     (BCF)    (MBBL)   (MBBL)    (MBOE)     (MBOE)
  --------------------------------------------------------------------------------------------------------------
  PROVED
      Developed producing             8,577     7,915      361      291     8,464     6,288    77,130    62,782
      Developed non-producing           967       865       32       26       505       355     6,792     5,516
      Undeveloped                     2,815     2,238       52       42     1,430     1,059    12,883    10,260
  --------------------------------------------------------------------------------------------------------------
  TOTAL PROVED                       12,359    11,018      445      359    10,399     7,702    96,805    78,558
  Probable                            7,908     6,669      205      169     5,718     4,310    47,972    39,114
  --------------------------------------------------------------------------------------------------------------
  TOTAL PROVED PLUS PROBABLE         20,267    17,687      650      528    16,117    12,012   144,777   117,672
  --------------------------------------------------------------------------------------------------------------

  2003 Total proved plus probable    12,034    10,179      568      460    12,028     8,917   118,763    95,762
  --------------------------------------------------------------------------------------------------------------

(1) Ngl volumes include sulphur volumes with a conversion rate of 1 long ton = 1 barrel.

(2)      Does not include royalty interest equivalent barrels.

NET PRESENT VALUE OF RESERVES, FORECAST PRICES AND COSTS

  --------------------------------------------------------------------------------------------------------------
                                                               FUTURE NET REVENUE BEFORE INCOME TAXES (1)
                                                                         DISCOUNTED AT A RATE OF
                                                          ------------------------------------------------------
  ($000's)                                                       0%                8%                10%
  --------------------------------------------------------------------------------------------------------------
  PROVED
      Producing                                               $1,645,719       $  828,185         $  748,371
      Non-producing                                              162,567           89,969             81,164
      Undeveloped                                                289,341          122,652            103,900
  -------------------------------------------------------------------------------------------------------------
  TOTAL PROVED                                                $2,097,627       $1,040,806         $  933,435
  Probable                                                     1,002,855          435,897            370,710
  -------------------------------------------------------------------------------------------------------------
  TOTAL PROVED PLUS PROBABLE                                  $3,100,482       $1,476,703         $1,304,145
  -------------------------------------------------------------------------------------------------------------

  (1) Price forecasts as of December 31, 2004 used in the above evaluations are an average of the forecasts of four major engineering firms in Calgary, Alberta at as December 31, 2004.

RESERVE RECONCILIATION

  --------------------------------------------------------------------------------------------------------------
                                        CRUDE OIL AND NGL'S (1)                       NATURAL GAS
  --------------------------------------------------------------------------------------------------------------
                                    NET          NET       NET PROVED         NET         NET        NET PROVED
                                  PROVED       PROBABLE       PLUS          PROVED      PROBABLE       PLUS
                                  (MBBL)        (MBBL)      PROBABLE        (MMCF)       (MMCF)      PROBABLE
                                                             (MBBL)                                    (MMCF)
  --------------------------------------------------------------------------------------------------------------
  December 31, 2003                14,359        4,876      19,235         324,955     135,347       460,302
  Extensions                           --        6,291       6,291              --      75,137        75,137
  Improved recovery                 4,073          393       4,466          19,633          22        19,655
  Technical revisions                  34         (915)       (880)         16,359    (48,574)       (32,215)
  Discoveries                       1,422          326       1,748          28,057       5,702        33,759
  Acquisitions                        412            8         420           8,562       1,174         9,736
  Dispositions                         (1)          --          (1)         (1,395)         --        (1,395)
  Economic factors                     --           --          --              --          --            --
  Production                       (1,581)          --      (1,581)        (37,142)         --       (37,142)
  --------------------------------------------------------------------------------------------------------------
  DECEMBER 31, 2004                18,720       10,980      29,699         359,029     168,808       527,837
  --------------------------------------------------------------------------------------------------------------

  (1) Ngl volumes include sulphur volumes with a conversion rate of 1 long ton = 1 barrel.

CAPITAL EXPENDITURES

In 2004, the Company continued to invest in land and production facilities together with exploratory and development drilling necessary for future growth. Total capital expenditures in the current year were $316 million, including the acquisition of Redwood Energy, Ltd. and Mayfair Energy Ltd.

Drilling and completions expenditures rose from the prior year due to an increase in net wells drilled. Compton drilled 146 net wells compared to 134 wells in 2003. Drilling in the current year included additional wells at Hooker and Callum, which are more costly due to their depth. Additionally, drilling costs are increasing across the industry due to high demand for rigs, services and materials.

Facilities expenditures in 2004 included an expansion of the Niton gas plant from 10 mmcf/d to 20 mmcf/d and the installation of a 10 mmcf/d booster compressor at Niton in Central Alberta; expansion of pipelines and a battery in the Worsley area in the Arch; and the installation of compression plus a six inch pipeline from Brant to the Shouldice Gas Plant and debottlenecking and expansion of the Hooker pipeline system in Southern Alberta.

----------------------------------------------------------------------------------------------------------
Years ended December 31,                                             2004                    2003
----------------------------------------------------------------------------------------------------------
                                                                  ($000S)      %           ($000s)      %
----------------------------------------------------------------------------------------------------------
Drilling and completions                                          $175,003    57          $126,308     57
Land and seismic                                                    38,326    12            37,128     17
Facilities                                                          68,861    23            46,068     21
Acquisitions, net                                                    1,938     1            11,224      5
----------------------------------------------------------------------------------------------------------
Sub-total                                                          284,128    93           220,728    100
Corporate acquisitions                                              20,887     7                --     --
----------------------------------------------------------------------------------------------------------
Sub-total                                                          305,015   100           220,728    100
MPP                                                                 11,386                  64,755
----------------------------------------------------------------------------------------------------------
Total capital expenditures                                        $316,401                $285,483
----------------------------------------------------------------------------------------------------------

FINDING & DEVELOPMENT COSTS

Finding, development and acquisition ("FD&A") costs associated with the 2004 exploration and development program, including revisions and changes in future capital, were $14.91/boe on a proved basis and $13.19/boe on a proved plus probable basis. Excluding acquisitions, finding and development ("F&D") costs were $14.96/boe proved and $13.23/boe proved plus probable.

It should be noted that the aggregate of the exploration and development costs incurred in 2004 and the change during the year in estimated future development costs, generally will not reflect total F&D costs related to reserves additions for the year.

-----------------------------------------------------------------------------------------------------------
($/boe)                                              2004       2003         2002       3 YEAR      5 YEAR
                                                                                        AVERAGE     AVERAGE
-----------------------------------------------------------------------------------------------------------
F&D costs, proved                                   $14.96     $21.71        $8.16      $14.07      $13.99
F&D costs, proved plus probable (1)                 $13.23     $14.20        $5.79      $11.23      $10.86

FD&A costs, proved                                  $14.91     $20.91        $8.15      $13.76      $13.22
FD&A costs, proved plus probable (1)                $13.19     $14.11        $6.08      $11.14      $10.50
-----------------------------------------------------------------------------------------------------------

(1) Calculated using proved plus risked probable (established) reserves for 2002.

Finding and development costs do not include capital expenditures incurred by Mazeppa Processing Partnership of $11 million in 2004 or $65 million in 2003. Changes in future capital of $27 million proved and $126 million proved plus probable were included in FD&A costs.

All in finding and development costs excluding future development costs were $8.51/boe on a proved plus probable basis.

UNDEVELOPED LAND

In 2004, Compton continued to expand the land base in its core areas. The Company's total land position at December 31, 2004 consisted of 1,122,860 net acres, compared to 1,080,798 net acres the prior year. Land acquisitions during 2004 occurred primarily in the Company's Southern Alberta core area.

Undeveloped land decreased 2% from the prior year as a result of Compton's extensive development drilling in 2004. The Company has an average 72% working interest in its undeveloped land base.

FINANCIAL REVIEW

CASH FLOW AND NET EARNINGS

----------------------------------------------------------------------------------------------------------------
                                                                  THREE MONTHS                YEAR ENDED
                                                                  ENDED DEC. 31                DEC. 31
----------------------------------------------------------------------------------------------------------------
Years ended December 31,                                            2004         2003         2004         2003
----------------------------------------------------------------------------------------------------------------
Cash flow  ($000S)                                               $41,729      $32,720     $177,131     $154,893
Per share:  basic                                                $  0.36      $  0.28     $   1.51     $   1.33
            diluted                                              $  0.33      $  0.27     $   1.43     $   1.27
Net earnings ($000S)                                             $16,377      $12,308     $ 63,633     $118,880
Per share:  basic                                                $  0.14      $  0.10     $   0.54     $   1.02
            diluted                                              $  0.13      $  0.10     $   0.51     $   0.97
----------------------------------------------------------------------------------------------------------------

Cash flow in 2004 rose from 2003 due to higher realized oil and natural gas prices and increased production volumes, somewhat offset by an increase in operating, general and administrative and interest expenses.

Cash flow, as commonly used in the oil and gas industry represents net income before depletion and depreciation, future income taxes and other non-cash expenses. The following table reconciles cash flow from operating activities to cash flow.

----------------------------------------------------------------------------------------------------------------
                                                                   THREE MONTHS               YEAR ENDED
                                                                  ENDED DEC. 31                DEC. 31
----------------------------------------------------------------------------------------------------------------
Years ended December 31,  ($000s)                                   2004         2003         2004        2003
----------------------------------------------------------------------------------------------------------------
Cash flow from operating activities, as reported                 $31,868      $39,905     $164,537     $156,211
Changes in non-cash operating working capital items                9,861       (7,185)      12,594       (1,318)
----------------------------------------------------------------------------------------------------------------
Cash flow                                                        $41,729      $32,720     $177,131     $154,893
----------------------------------------------------------------------------------------------------------------

ADJUSTED NET EARNINGS FROM OPERATIONS

Net earnings are affected by items of a non-operational nature. To assist in the comparability of net earnings between periods, the Company calculates adjusted net earnings from operations, which eliminates the after tax affect of these items.

The following reconciliation presents the after tax effects of items of a non-operational nature that are included in the Company's financial results.

-----------------------------------------------------------------------------------------------------------------
                                                                    THREE MONTHS                YEAR ENDED
                                                                    ENDED DEC. 31                DEC. 31
-----------------------------------------------------------------------------------------------------------------
  Years ended December 31, ($000s, except per share amounts)         2004        2003         2004         2003
-----------------------------------------------------------------------------------------------------------------
  Net earnings, as reported                                       $16,377     $12,308      $63,633     $118,880
  Non-operational items, after tax
    Foreign exchange (gain) loss                                   (8,027)     (7,626)     (11,821)     (37,761)
    Unrealized risk management (gain) loss                         (2,398)         --        1,338           --
    Stock-based compensation                                          437         139        2,094          451
    Effect of statutory tax rate changes on future income
        tax liabilities                                                --          --       (8,359)     (37,130)
-----------------------------------------------------------------------------------------------------------------
  Adjusted net earning from operations                            $ 6,389     $ 4,821      $46,885    $  44,440
  Per share - basic                                               $  0.05     $  0.04      $  0.40    $    0.38
            - diluted                                             $  0.05     $  0.04      $  0.38    $    0.36
-----------------------------------------------------------------------------------------------------------------

REVENUE

----------------------------------------------------------------------------------------------------------------
                                                                THREE MONTHS                    YEAR ENDED
                                                                ENDED DEC. 31                    DEC. 31
----------------------------------------------------------------------------------------------------------------
Years ended December 31,                                    2004             2003          2004           2003
----------------------------------------------------------------------------------------------------------------
AVERAGE PRODUCTION
   Natural gas (MMCF/D)                                      127              123           123             118
   Liquids (light oil & ngls) (BBLS/D)                     6,963            6,010         6,330           5,924
----------------------------------------------------------------------------------------------------------------
Total (BOE/D)                                             28,204           26,484        26,876          25,552

REALIZED PRICES (1)
   Natural gas ($/MCF)                                  $   6.29          $  5.67       $   6.46       $   6.27
   Liquids ($/BBL)                                         42.88            34.37          43.21          35.59
----------------------------------------------------------------------------------------------------------------
Total ($/BOE)                                           $  39.00          $ 34.08       $  39.82       $  37.16
----------------------------------------------------------------------------------------------------------------

REVENUE (1) ($000S)
  Natural gas revenue                                   $ 73,721          $64,045       $291,565       $269,622
  Crude oil and ngls revenue                              27,468           19,001        100,094         76,943
----------------------------------------------------------------------------------------------------------------
Total                                                   $101,189          $83,046       $391,659       $346,565
----------------------------------------------------------------------------------------------------------------

(1)  Restated to exclude realized hedge losses and transportation charges.

Revenue for the year ended 2004 increased from comparable periods due to a combination of increased production volumes and higher realized prices.

----------------------------------------------------------------------------------------------------------------
                                                                   NATURAL GAS        OIL & NGLS         TOTAL
For the year ended December 31, 2004                                  REVENUE           REVENUE         REVENUE
----------------------------------------------------------------------------------------------------------------
Reported 2003 revenue (1)                                            $269,622          $ 76,943        $346,565
Increase in production volumes                                         13,790             6,674          20,464
Increase in prices                                                      8,153            16,477          24,630
----------------------------------------------------------------------------------------------------------------
REPORTED 2004 REVENUE                                                $291,565          $100,094        $391,659
----------------------------------------------------------------------------------------------------------------

(1) Restated to exclude realized hedge losses and transportation charges.

Average production in 2004 increased 5% from 2003 as a result of the Company's ongoing drilling program and the resolution of facility and pipeline restrictions in Southern Alberta. Production in December 2004 reached approximately 30,000 boe/d, before the disposition of 600 boe/d of production at year end.

ROYALTIES

-------------------------------------------------------------------------------------------------------
                                                          THREE MONTHS                  YEAR ENDED
                                                          ENDED DEC. 31                   DEC. 31
                                                           2004        2003          2004         2003
-------------------------------------------------------------------------------------------------------
Royalties, net of credits ($000S)                       $25,487     $20,289        $93,416      $82,566
Percentage of revenue                                     25.2%       24.4%          23.9%        23.8%
-------------------------------------------------------------------------------------------------------

The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices. Despite higher realized prices in 2004, the Company's average royalty rate was only marginally higher than in 2003 due to a gas cost allowance adjustment recorded in the second quarter of 2004.


OPERATING EXPENSE

---------------------------------------------------------------------------------------------------------
                                                               THREE MONTHS               YEAR ENDED
                                                               ENDED DEC. 31               DEC. 31
                                                            2004        2003(1)        2004       2003(1)
---------------------------------------------------------------------------------------------------------
Operating expenses ($000S)                               $15,691      $11,940       $55,655      $49,916
Operating expenses per boe ($/BOE)                       $  6.05      $  4.90       $  5.66      $  5.35
---------------------------------------------------------------------------------------------------------

(1)  Restated to exclude transportation charges.

Operating costs per boe increased from 2003 due to an overall rise in the cost of goods and services in the oil and gas industry and additional field staff required for expanding operations.

TRANSPORTATION

----------------------------------------------------------------------------------------------------
                                                           THREE MONTHS              YEAR ENDED
                                                          ENDED DEC. 31               DEC. 31
                                                       2004         2003          2004         2003
----------------------------------------------------------------------------------------------------
Transportation costs ($000S)                         $2,536       $2,186        $8,595        $8,447
Transportation costs per boe ($/BOE)                  $0.98        $0.90         $0.87         $0.91
----------------------------------------------------------------------------------------------------

Effective for 2004, Compton's transportation costs are disclosed separately in the consolidated statements of earnings. Previously, transportation was partially recorded as a reduction of revenue and partially as an increase in operating expenses. For comparative purposes, 2003 amounts have been reclassified.

Compton incurs charges on the transportation of its production from the wellhead to the point of sale. Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Government regulated pipeline tolls dictate transportation rates for natural gas in Alberta. Compton's transportation rates in 2004 have remained relatively consistent with prior years on a per boe basis.

GENERAL & ADMINISTRATIVE EXPENSE

----------------------------------------------------------------------------------------------------
                                                       THREE MONTHS                  YEAR ENDED
                                                       ENDED DEC. 31                  DEC. 31
                                                    2004           2003          2004          2003
----------------------------------------------------------------------------------------------------
Total G&A                                         $4,880         $3,229       $15,215       $12,206
G&A per boe ($/boe)                               $ 1.88         $ 1.33       $  1.55       $  1.31
----------------------------------------------------------------------------------------------------

Additional full time employees required due to the expanded activities of the Company, additional regulatory and higher insurance costs contributed to increased G&A in 2004.

INTEREST EXPENSE

------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS                YEAR ENDED
                                                           ENDED DEC. 31                DEC. 31
------------------------------------------------------------------------------------------------------
Years ended December 31, ($000s, except where noted)     2004          2003        2004          2003
------------------------------------------------------------------------------------------------------
Interest expense                                       $8,808        $9,525     $33,733       $30,595
Less:  Finance charges                                   (631)         (650)     (2,790)       (2,273)
  Realized gain on interest rate swap                    (816)          (76)     (2,522)       (1,365)
------------------------------------------------------------------------------------------------------
                                                       $7,361        $8,799    $ 28,421      $ 26,957
Average debt                                                                   $398,170      $339,190
Average interest rate                                                              7.1%          7.9%
------------------------------------------------------------------------------------------------------

Interest expense in 2004, excluding finance charges and gains realized on the Company's interest rate swap, was consistent with the prior year. Compton incurred higher average debt throughout 2004 than in 2003, which was offset by lower interest rates. Debt levels in 2004 were elevated as total capital expenditures in 2004 exceeded the current year's cash flow.

NETBACKS

----------------------------------------------------------------------------------------------------------------
 YEARS ENDED DECEMBER 31,                                              2004                           2003 (1)
----------------------------------------------------------------------------------------------------------------
                                                  NATURAL GAS        LIQUIDS           TOTAL           Total
                                                      ($/MCF)         ($/BBL)         ($/BOE)         ($/boe)
----------------------------------------------------------------------------------------------------------------
 Realized price (2)                                    $6.46           $43.21          $39.82          $37.16
 Royalties, net                                        (1.58)           (9.50)          (9.50)          (8.85)
 Operating expenses (3)                                (0.94)           (5.66)          (5.66)          (5.35)
 Transportation                                        (0.15)           (0.87)          (0.87)          (0.91)
----------------------------------------------------------------------------------------------------------------
 Field operating netback                               $3.79           $27.18          $23.79          $22.05
----------------------------------------------------------------------------------------------------------------
 General and administrative                                                             (1.55)          (1.31)
 Interest                                                                               (3.43)          (3.28)
 Current taxes                                                                          (0.28)          (0.35)
----------------------------------------------------------------------------------------------------------------
 Cash flow netback                                                                     $18.53          $17.11
----------------------------------------------------------------------------------------------------------------

(1) Restated to include the impact of MPP.

(2) Restated to exclude realized hedge gains and losses and transportation charges.

(3) Restated to exclude transportation charges.

DEPLETION AND DEPRECIATION

----------------------------------------------------------------------------------------------------------
                                                                THREE MONTHS            YEAR ENDED
                                                                ENDED DEC. 31             DEC. 31
----------------------------------------------------------------------------------------------------------
  Years ended December 31,                                     2004        2003        2004         2003
----------------------------------------------------------------------------------------------------------
  Total depletion and depreciation  ($000S)                 $24,308     $17,625     $82,554      $61,749
  Depletion and depreciation per boe ($/BOE)                 $ 9.37     $  7.23     $  8.39      $  6.62
----------------------------------------------------------------------------------------------------------

Depletion and depreciation rates have risen in 2004 as the result of higher capital expenditures incurred for the exploration for probable reserves and optimization of proved developed reserves, resulting in an overall increase in FD&A costs.

FOREIGN EXCHANGE

The foreign exchange gain on the consolidated statements of income is primarily an unrealized gain resulting from the translation of the Company's U.S. $165 million senior term notes. The notes are recorded on the consolidated balance sheets at the year end exchange rate with any differences booked as an unrealized foreign exchange gain or loss. The Canadian dollar closed in 2004 at U.S. $0.8308 compared to U.S. $0.7738 at December 31, 2003, resulting in a $15 million foreign exchange gain in 2004. The cumulative unrealized gain from the date of issue of the notes in May 2002 is $61 million. The Company is currently considering options to crystallize the unrealized gain.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

--------------------------------------------------------------------------------

                                                     DECEMBER 31,   DECEMBER 31,
                                                            2004           2003
                                                     -----------    -----------
                                                      (unaudited)
ASSETS

Current
    Cash                                             $    10,068    $    15,548
    Accounts receivable and other                        115,113         94,937
    Unrealized hedge gain (Note 15a) i))                   1,985             --
                                                     -----------    -----------

                                                         127,166        110,485
Property and equipment  (Note 5)                       1,178,550        942,303
Goodwill (Note 3)                                          7,914             --
Deferred financing charges and other                       9,729         11,532
Deferred risk management loss (Note 15a) ii))              7,252             --
                                                     -----------    -----------

                                                     $ 1,330,611    $ 1,064,320
                                                     ===========    ===========

LIABILITIES

Current
    Bank debt (Note 6)                               $   220,000    $   164,500
    Accounts payable                                     125,483         85,885
    Income taxes payable                                     301          2,757
                                                     -----------    -----------

                                                         345,784        253,142
Senior term notes (Note 7)                               198,594        213,246
Asset retirement obligations (Note 9)                     18,006         17,329
Unrealized hedge liability (Note 15a) iii))               11,416             --
Future income taxes (Note 14b)                           261,196        223,807
Non-controlling interest (Note 4)                         71,537           (110)
                                                     -----------    -----------
                                                         906,533        707,414
                                                     -----------    -----------

SHAREHOLDERS' EQUITY

Capital stock (Note 10b)                                 135,526        131,577
Contributed surplus (Note 11c)                             3,840            760
Retained earnings                                        284,712        224,569
                                                     -----------    -----------

                                                         424,078        356,906
                                                     -----------    -----------

                                                     $ 1,330,611    $ 1,064,320
                                                     ===========    ===========


Commitments and contingent liabilities (Note 17)


See accompanying notes to the consolidated financial statements.

------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited) (thousands of dollars, except per share amounts)
------------------------------------------------------------------------------------------------

                                                  THREE MONTHS ENDED               YEAR ENDED
                                                        DECEMBER 31,               DECEMBER 31,
                                                ----------------------    ----------------------
                                                     2004         2003         2004         2003
                                                ---------    ---------    ---------    ---------
REVENUE
  Oil and natural gas revenues                  $ 101,189    $  83,046    $ 391,659    $ 346,565
  Royalties                                       (25,487)     (20,289)     (93,416)     (82,566)
                                                ---------    ---------    ---------    ---------
                                                   75,702       62,757      298,243      263,999
                                                ---------    ---------    ---------    ---------
EXPENSES
  Operating                                        15,691       11,940       55,655       49,916
  Transportation                                    2,536        2,186        8,595        8,447
  General and administrative                        4,880        3,229       15,215       12,206
  Interest and finance charges (Note 8)             8,808        9,525       33,733       30,595
  Depletion and depreciation                       24,308       17,625       82,554       61,749
  Foreign exchange gain (loss) (Note 7)            (9,959)      (9,571)     (14,631)     (47,368)
  Accretion of asset retirement
    obligations (Note 9)                              409          396        1,670        1,436
  Stock-based compensation (Note 11c) and d)          711          266        3,410          793
  Risk management loss (gain) (Note 15a) iv))      (1,779)        (296)       8,808        4,132
                                                ---------    ---------    ---------    ---------
                                                   45,605       35,300      195,009      121,906
                                                ---------    ---------    ---------    ---------

EARNINGS BEFORE TAXES AND
  NON-CONTROLLING INTEREST                         30,097       27,457      103,234      142,093
                                                ---------    ---------    ---------    ---------

Income taxes (Note 14a)
  Current                                              71        2,089        2,751        3,282
  Future                                           11,637       13,170       33,432       20,041
                                                ---------    ---------    ---------    ---------
                                                   11,708       15,259       36,183       23,323
                                                ---------    ---------    ---------    ---------

EARNINGS BEFORE NON-CONTROLLING INTEREST           18,389       12,198       67,051      118,770

Non-controlling interest (Note 4)                   2,012         (110)       3,418         (110)
                                                ---------    ---------    ---------    ---------

NET EARNINGS                                    $  16,377    $  12,308    $  63,633    $ 118,880
                                                =========    =========    =========    =========

EARNINGS PER SHARE (Note 12)
   Basic                                        $    0.14    $    0.10    $    0.54    $    1.02
                                                =========    =========    =========    =========

   Diluted                                      $    0.13    $    0.10    $    0.51    $    0.97
                                                =========    =========    =========    =========

------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
 (unaudited) (thousands of dollars)
------------------------------------------------------------------------------------------------

                                                   THREE MONTHS ENDED            YEAR ENDED
                                                       DECEMBER 31,              DECEMBER 31,
                                                ----------------------    ----------------------
                                                     2004         2003         2004         2003
                                                ---------    ---------    ---------    ---------
RETAINED EARNINGS, beginning of year            $ 270,473    $ 213,873    $ 224,569    $ 112,039
Net earnings                                       16,377       12,308       63,633      118,880
Premium on redemption of shares (Note 10b)         (2,138)      (1,612)      (3,490)      (6,350)
                                                ---------    ---------    ---------    ---------

RETAINED EARNINGS, end of year                  $ 284,712    $ 224,569    $ 284,712    $ 224,569
                                                =========    =========    =========    =========

See accompanying notes to the consolidated financial statements.

------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited) (thousands of dollars)
------------------------------------------------------------------------------------------------

                                                    THREE MONTHS ENDED            YEAR ENDED
                                                       DECEMBER 31,              DECEMBER 31,
                                                ----------------------    ----------------------
                                                     2004         2003         2004         2003
                                                ---------    ---------    ---------    ---------
OPERATING ACTIVITIES
  Net earnings                                  $  16,377    $  12,308    $  63,633    $ 118,880
  Amortization of deferred charges and other          652          605        2,101        2,208
  Depletion and depreciation                       24,308       17,625       82,554       61,749
  Accretion of asset retirement obligations           409          396        1,670        1,436
  Unrealized foreign exchange gain (loss)          (9,949)      (9,570)     (14,652)     (47,388)
  Future income taxes                              11,637       13,170       33,432       20,041
  Unrealized risk management  loss
     (Note 15a) iv))                               (3,905)          --        2,179           --
  Stock-based compensation                            711          234        3,410          760
  Asset retirement expenditures                      (523)      (1,938)        (614)      (2,683)
  Non-controlling interest                          2,012         (110)       3,418         (110)
                                                ---------    ---------    ---------    ---------
  Cash flow from operations                        41,729       32,720      177,131      154,893
  Change in non-cash working capital (Note 16)     (9,861)       7,185      (12,594)       1,318
                                                ---------    ---------    ---------    ---------
                                                   31,868       39,905      164,537      156,211
                                                ---------    ---------    ---------    ---------

FINANCING ACTIVITIES
  Issuance (repayment) of bank debt                35,050       51,000       43,373      124,500
  Deferred financing charges                           --           --           --         (128)
  Proceeds from share issuances, (net)                486        4,252        3,258        6,400
  Proceeds from partnership unit issuance             300           --       74,343           --
  Distributions to partner                         (2,292)          --       (6,114)          --
  Redemption of common shares                      (2,405)      (2,009)      (4,005)      (7,942)
  Change in non-cash working capital (Note 16)     (3,711)      (5,634)         324       (1,387)
                                                ---------    ---------    ---------    ---------
                                                   27,428       47,609      111,179      121,443
                                                ---------    ---------    ---------    ---------

INVESTING ACTIVITIES
  Property and equipment additions                (91,194)     (83,542)    (296,676)    (222,055)
  Corporate acquisitions (Note 3)                  (5,691)          --      (12,132)          --
  Property acquisitions                           (16,278)        (205)     (20,830)     (65,622)
  Property dispositions                            19,276        2,194       19,276        2,194
  Change in non-cash working capital (Note 16)     30,942        5,281       29,166        8,652
                                                ---------    ---------    ---------    ---------
                                                  (62,945)     (76,272)    (281,196)    (276,831)
                                                ---------    ---------    ---------    ---------

CHANGE IN CASH                                     (3,649)      11,242       (5,480)         823

CASH, beginning of year                            13,717        4,306       15,548       14,725
                                                ---------    ---------    ---------    ---------

CASH, end of year                               $  10,068    $  15,548    $  10,068    $  15,548
                                                =========    =========    =========    =========


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2004
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES

      Compton Petroleum Corporation (the "Company" or "Compton") is in the business of the exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

a)    BASIS OF PRESENTATION

      The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada within the framework of the accounting policies summarized below.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from their respective dates of acquisition. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership in accordance with Accounting Guideline 15 ("AcG-15") "Consolidation of Variable Interest Entities", as outlined in Note 4.

      All amounts are presented in Canadian dollars unless otherwise stated.

b)    MEASUREMENT UNCERTAINTY

      The timely preparation of financial statements requires that Management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates relate primarily to transactions and events that have not settled as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

      Amounts recorded for depletion and depreciation, asset retirement obligations and amounts used in impairment test calculations are based upon estimates of petroleum and natural gas reserves and future costs to develop those reserves. By their nature, these estimates of reserves, costs and related future cash flows are subject to uncertainty, and the impact on the consolidated financial statements of future periods could be material.

c)    PROPERTY AND EQUIPMENT

      i)     Capitalized costs

             The Company follows the full cost method of accounting for its petroleum and natural gas operations as determined by the Canadian Institute of Chartered Accounts ("CICA"), Accounting Guideline 16 ("AcG-16"). Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, costs of drilling both producing and non-producing wells, production facilities, asset retirement costs and certain general and administrative expenses directly related to exploration and development activities.

             Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

             Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      ii) Depletion and depreciation

             Depletion and depreciation of property and equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Estimated future costs to be incurred in developing proved reserves are included in costs subject to depletion. For depletion and depreciation purposes, relative volumes of natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

             Depreciation of certain midstream facilities is provided for on a straight line basis over 30 years and depreciation of office equipment is provided for on a declining balance basis at 20% per annum.

      iii)   Impairment test

             At each reporting period the Company performs an impairment test to determine the recoverability of capitalized costs associated with reserves. An impairment loss is recognized when the carrying amount of a cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves plus the costs of unproved properties. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

      iv)    Asset retirement obligations

             The Company recognizes the fair value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as well sites, pipelines and facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

             Asset retirement costs are amortized using the unit-of-production method and are included in depletion and depreciation in the consolidated statement of earnings. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statement of earnings.

      v)     Inventories

             Physical inventory held for exploration, development and operating activities is included in property and equipment and is valued at cost.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d)    GOODWILL

      Goodwill is recorded on a corporate acquisition when the purchase price is in excess of the fair values assigned to assets acquired and liabilities assumed. Goodwill is not amortized and an impairment test is performed at least annually to evaluate the carrying value. To assess impairment the fair value of the reporting unit is determined and compared to the carrying value. If fair value is less than the carrying value then a second test is performed to determine the amount of the impairment. Any loss recognized is equal to the difference between the implied fair value and the carrying value of the goodwill.

e)    FINANCIAL INSTRUMENTS

      Financial instruments consist mainly of accounts receivable and other, accounts payable and long-term debt. There are no significant differences between the carrying value of these financial instruments and their estimated fair value except as disclosed in Note 15b)ii).

      The Company uses financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates and interest rates, as described in Note 15. The Company has elected not to designate any of its current risk management activities as accounting hedges and accounts for all derivative financial instruments using the mark-to-market accounting method.

f)    JOINT OPERATIONS

      Certain petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

g)    FLOW-THROUGH SHARES

      Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The liability for future income taxes is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders at the time the resource expenditure deductions are renounced.

h)    EARNINGS PER SHARE AMOUNTS

      The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period. Basic net earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by giving effect to the potential dilution that would occur if stock options were exercised.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i)    INCOME TAXES

      Income taxes are recorded using the liability method of accounting. Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Changes in income tax rates that are substantively enacted are reflected in the accumulated future income tax balances in the period the change occurs.

j)    REVENUE RECOGNITION

      Revenue associated with the production and sale of crude oil, natural gas and natural gas liquids owned by the Company is recognized when the purchaser takes possession of the commodity product. Other revenue is recognized in the period that the service is provided to the customer.

k)    STOCK-BASED COMPENSATION PLAN

      The Company has stock-based compensation plans which include stock options and an employee stock savings plan.

      The Company records compensation expense in the consolidated statements of earnings for stock options granted to Directors, Officers and employees using the fair-value method. Compensation costs are recognized over the vesting period. Fair values are determined using the Black-Scholes option pricing model.

      The Company matches employee contributions to the stock savings plan and these cash payments are recorded as compensation expense as incurred.

l)    DEFERRED FINANCING CHARGES

      Financing costs related to the issuance of the senior term notes have been deferred and are amortized over the term of the notes on a straight-line basis.

m)    FOREIGN CURRENCY TRANSLATION

      Long-term debt payable in U.S. dollars is translated into Canadian dollars at the period-end exchange rate, with any resulting adjustment recorded in the consolidated statement of earnings.

n)    DIVIDEND POLICY

      The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

o)    DEFINED BENEFIT PENSION PLAN

      The Company accrues for obligations under a defined benefit pension plan and the related costs, net of plan assets. The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management's best estimate of expected plan investment performance, salary escalation and retirement age of employees.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p)    RECLASSIFICATION

      Certain information provided for prior years has been reclassified to conform with the current period presentation.

2.    CHANGES IN ACCOUNTING POLICY

HEDGING RELATIONSHIPS

On January 1, 2004, the Company adopted the amendments made to the CICA modified Accounting Guideline 13 ("AcG-13") "Hedging Relationships" and Emerging Issues Committee Abstract 128 ("EIC 128"), "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". Derivative instruments that do not qualify for hedge accounting or are not designated as hedges, are recorded on the balance sheet as either an asset or liability with changes in fair value recognized in earnings.

The Company has elected not to designate any of its risk management activities in place at December 31, 2003 as accounting hedges under AcG-13 and accordingly, accounts for all derivative financial instruments using the mark-to-market accounting method. The impact on the Company's consolidated financial statements at January 1, 2004 was the recognition of an unrealized hedge liability of $10.9 million and a deferred risk management loss of $10.9 million, before tax. The deferred risk management loss is charged to earnings as the contracts are settled and the liability is re-valued at each balance sheet date with any gain or loss recognized in earnings.

3.    BUSINESS COMBINATIONS

On April 12, 2004 and November 15, 2004, respectively, the Company acquired 100% of the issued and outstanding shares of Redwood Energy, Ltd. and Mayfair Energy Ltd. for total cash consideration of $12.1 million plus the assumption of $12.1 million of debt. Both were independent exploration and production companies with operations in the Company's core areas.

The business combinations have been accounted for using the purchase method with results of operations included in the consolidated financial statements from the date of acquisition. Goodwill recognized on these transactions amounted to $7.9 million.

During the year, both companies were wound up into Compton Petroleum Corporation and dissolved.

4.    NON-CONTROLLING INTEREST

Mazeppa Processing Partnership ("MPP" or "the Partnership") is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in Southern Alberta. The Company processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP. The Company does not have an ownership position in MPP, however, the Company, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP's operations. Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of the Partnership. Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------

4.    NON-CONTROLLING INTEREST (CONTINUED)


As at December 31,                                              2004      2003
-------------------------------------------------------------------------------

Non-controlling interest, beginning of year                 $    (110) $    --
   Proceeds from issue of partnership units, net               74,343       --
   Earnings (loss) attributable to non-controlling interest     3,418     (110)
   Distributions to limited partner                            (6,114)      --
                                                            ---------  -------

Non-controlling interest, end of year                       $  71,537  $  (110)
                                                            =========  =======

Commencing May 1, 2004, pursuant to the terms of a processing agreement between Compton and MPP, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities. The fee is comprised of a fixed base fee of $764 thousand per month plus MPP operating costs, net of third party revenues. These amounts are eliminated from revenues and expenses on consolidation.

The processing agreement has a five year term ending April 1, 2009, at which time Compton may renew the agreement under terms determined at that time or purchase the Partnership units for the predetermined amount of $55 million, deemed to be fair value. In the event that the Company does not renew the processing agreement nor exercise the purchase option, the Limited Partner may dispose of the Partnership units to an independent third party.

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability of the Partnership under the guarantee is limited to amounts due and payable to MPP by the Company pursuant to the processing agreement. The maximum liability at December 31, 2004 is $39.7 million payable over the remaining term of the processing agreement. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

5.     PROPERTY AND EQUIPMENT

As at December 31,                        2004                                       2003
------------------------------------------------------------------------------------------------------------
                                       ACCUMULATED                                 Accumulated
                                      DEPLETION AND                              depletion and
                           COST       DEPRECIATION       NET           Cost       depreciation       Net
                       -----------    -----------    -----------   -----------    -----------    -----------
Exploration and
development costs      $ 1,161,396    $  (281,614)   $   879,782   $   931,970    $  (212,223)   $   719,747

Production equipment
and processing
facilities                 317,477        (34,150)       283,327       231,918        (21,411)       210,507

Inventory                    6,187             --          6,187         2,246             --          2,246

Future asset
retirement costs             9,576         (3,111)         6,465        10,557         (3,422)         7,135

Office equipment             6,005         (3,216)         2,789         5,143         (2,475)         2,668
                       -----------    -----------    -----------   -----------    -----------    -----------

                       $ 1,500,641    $  (322,091)   $ 1,178,550   $ 1,181,834    $  (239,531)   $   942,303
                       ===========    ===========    ===========   ===========    ===========    ===========

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------

5.    PROPERTY AND EQUIPMENT (CONTINUED)

Employee salaries and insurance costs of $4.6 million (2003 - $4.0 million) directly related to exploration and development activities are capitalized. No other general and administrative costs are capitalized.

Future capital expenditures of $89.1 million (2003 - $62.4 million; 2002 - $37.5 million), as estimated by independent engineers, relating to the development of proved reserves have been included in costs subject to depletion. Undeveloped properties with a cost at December 31, 2004 of $187.8 million (2003 - $161.9 million; 2002 - $155.0 million) included in exploration and development costs, have not been subject to depletion.

The prices used in the impairment test evaluation of the Company's natural gas, crude oil and natural gas liquids reserves were:


As at December 31, 2004                 NATURAL GAS        OIL           NGL
                                        ------------    ----------    ----------
                                          $ per mcf     $ per bbl     $ per bbl

2005                                  $        7.03   $     46.13   $     42.67
2006                                  $        6.77   $     43.75   $     40.28
2007                                  $        6.57   $     40.60   $     36.64
2008                                  $        6.24   $     38.05   $     34.14
2009                                  $        6.04   $     36.33   $     32.52
Approximate % increase thereafter               1.5           1.5           1.5

6.    CREDIT FACILITIES

As at December 31,                                        2004             2003
---------------------------------------------------------------   --------------

Authorized                                      $      240,000   $      185,000
                                                ==============   ==============

Prime rate                                               3,000           21,000
Bankers' Acceptance                                    217,000          143,500
                                                --------------   --------------

Utilized                                        $      220,000   $      164,500
                                                ==============   ==============

As of December 31, 2004, the Company had arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of $240 million. Advances under the facilities can be drawn and currently bear interest as follows:

      Prime rate plus 0.45%
      Bankers' Acceptance rate plus 1.45%
      LIBOR rate plus 1.45%

Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. These facilities mature on July 7, 2005.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $325.0 million covering all the Company's assets and undertakings.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------

7.     SENIOR TERM NOTES

As at December 31,                                         2004          2003
---------------------------------------------------------------     ----------

Senior term notes (U.S. $165.0 million)
   Proceeds on issuance                              $   259,051   $    259,051
   Cumulative unrealized foreign exchange gain           (60,457)       (45,805)
                                                     -----------   ------------

                                                     $   198,594   $    213,246
                                                     ===========   ============

The senior term notes bear interest at 9.90%, semi-annual, with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

The notes are not redeemable prior to May 15, 2006, except in limited circumstances. After that time, they can be redeemed in whole or part, at the rates indicated below:

       May 15, 2006                                  104.950%
       May 15, 2007                                  102.475%
       May 15, 2008 and thereafter                   100.000%

The Company entered into a cross currency, interest rate swap arrangement with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%, calculated on the $259.0 million proceeds of issuance. This arrangement resulted in an effective interest rate of 7.24% during year ended December 31, 2004 (2003 - 7.85%) net of gains realized on the swap arrangement, see Note
15a)iv).

The unrealized foreign exchange gain recognized in 2004 was $14.7 million (2003
- $47.4 million), and the accumulated unrealized gain to December 31, 2004 is $60.5 million.

8.    INTEREST AND FINANCE CHARGES

Amounts charged to expense during the year ended are as follows:

YEARS ENDED DECEMBER 31,                    2004      2003      2002
------------------------------------------------   -------   --------
Interest on bank debt, net               $ 9,662   $ 6,611   $ 5,339
Interest on senior term notes             21,281    21,711    15,932
Finance charges                            2,790     2,273     1,926
                                         -------   -------   -------

Total                                    $33,733   $30,595   $23,197
                                         =======   =======   =======

Finance charges include the amortization of deferred charges and current year expenses.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


9.    ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

As at December 31,                                       2004        2003
-------------------------------------------------------------    --------

Asset retirement obligations, beginning of year      $ 17,329    $ 17,335
Liabilities incurred                                    3,357       1,241
Liabilities settled and disposed                       (4,350)     (2,683)
Accretion expense                                       1,670       1,436
                                                     --------    --------

Asset retirement obligations, end of year            $ 18,006    $ 17,329
                                                     ========    ========

The total undiscounted amount of estimated cash flows required to settle the obligations is $148.9 million (2003 - $135.1 million), which has been discounted using a credit-adjusted risk free rate of 10.8%. The majority of these obligations are not expected to be settled for several years or decades into the future. Settlements will be funded from general Company resources at the time of retirement and removal.

10.   CAPITAL STOCK

A)    AUTHORIZED

      The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

B)    ISSUED AND OUTSTANDING


As at December 31,                       2004                     2003
-------------------------------------------------------------------------------
                                NUMBER OF                NUMBER OF
                                 SHARES       AMOUNT      SHARES       AMOUNT
                               ---------    ---------    ---------    ---------
                                   (000s)                   (000s)
Common shares outstanding,
  beginning of year              116,423    $ 131,577      116,271    $ 128,079
  Shares issued for cash, net         --           --          587        2,712
  Shares issued for property         110          875           15           81
  Shares issued under stock
    option plan                    1,271        3,589          913        2,296
  Shares repurchased                (450)        (515)      (1,363)      (1,591)
                               ---------    ---------    ---------    ---------

Common shares outstanding,
  end of year                    117,354    $ 135,526      116,423    $ 131,577
                               =========    =========    =========    =========

      Effective March 10, 2004, the Company received approval from the Toronto Stock Exchange for a Normal Course Issuer Bid (the "Bid"). Under the Bid, the Company could purchase for cancellation up to 5,800,000 of its common shares, representing 4.95% of the 117,242,073 common shares outstanding as of February 29, 2004. The Bid expired on March 9, 2005 and was subsequently renewed.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


10.   CAPITAL STOCK (CONTINUED)

      During the year, the Company purchased for cancellation 450,100 common shares at an average price of $8.90 per share (2003 - 1,363,400 shares at an average price of $5.83 per share) pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

      In February 2005, the Company issued 7,500,000 common shares in the capital of the Company for gross proceeds of $90.0 million before underwriters' fees of $3.6 million and expenses of issue estimated to be $0.4 million. The net proceeds of this offering were initially used to repay a portion of the current indebtedness of the Company under the credit facilities and thereafter, to expand and accelerate the Company's capital expenditure program.

c)    SHAREHOLDER RIGHTS PLAN

      The Company has a shareholder rights plan (the "Plan") to ensure all shareholders are treated fairly in the event of a take-over offer or other acquisition of control of the Company.

      Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20% or more of the Company's shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder to acquire common shares at a 50% discount to the market price at that time.

11.   STOCK-BASED COMPENSATION PLANS

a)    STOCK OPTION PLAN

      The Company has implemented a stock option plan for Directors, Officers and employees. The exercise price of each option approximates the market price for the common shares on the date the option was granted. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

The following tables summarize the information relating to stock options:

As at December 31,                         2004                                 2003
------------------------------------------------------------     ------------------------------
                                                  WEIGHTED                          Weighted
                                                   AVERAGE                           average
                                    STOCK         EXERCISE          Stock           exercise
                                   OPTIONS          PRICE          options           price
                                 ------------    -----------     ------------      ------------
                                   (000S)                          (000s)
  Outstanding, beginning
     of year                          10,672        $2.54             10,357         $2.21
  Granted                              2,549        $7.34              1,503         $5.18
  Exercised                           (1,271)       $2.56               (913)        $2.52
  Cancelled                             (295)       $5.26               (275)        $4.63
                                 -----------    ------------     -----------      ------------

  Outstanding, end of year            11,655        $3.51             10,672         $2.54
                                 ------------   ------------     ------------      ------------


  Exercisable, end of year             7,812        $2.19              7,763         $1.77
                                 ============   ============     ============      ============

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


11.   STOCK-BASED COMPENSATION PLANS (CONTINUED)

      The range of exercise prices of stock options outstanding and exercisable at December 31, 2004 are as follows:

                                           Outstanding Options                      Exercisable Options
                                                Weighted
                                                 average         Weighted                          Weighted
                               Number of        remaining        average        Number of           average
                                options        contractual       exercise        options           exercise
RANGE OF EXERCISE PRICES      outstanding      life (years)       price        outstanding           price
                              -----------      ------------      --------      -----------         --------
                                 (000s)                                          (000s)
$0.60 - $0.99                     2,875             1.8          $  0.64         2,875             $   0.64
$1.00 - $2.99                     2,168             4.1             1.73         2,166                 1.73
$3.00 - $3.99                     1,702             6.3             3.43         1,279                 3.32
$4.00 - $4.99                     1,799             7.1             4.29           992                 4.19
$5.00 - $6.99                     1,335             4.0             5.86           392                 5.89
$7.00 - $10.80                    1,776             4.4             7.88           108                 7.58
                              -----------      ------------      --------      -----------         --------
                                 11,655             4.3          $  3.51         7,812             $   2.19
                              ===========      ============      ========      ===========         ========


b)    STOCK OPTIONS GRANTED PRIOR TO JANUARY 1, 2003

The Company has not recorded stock-based compensation expense in the consolidated statements of earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, the Company's pro-forma net earnings and net earnings per share would have been as indicated below:

Years ended December 31,                                        2004               2003               2002
--------------------------------------------------------------------           --------          ---------
Net earnings
     As reported                                          $   63,633           $    118          $  18,312
     Less fair value of stock options                         (1,545)            (2,317)            (3,317)
                                                          ----------           --------          ---------

     Pro-forma                                            $   62,088           $    116          $  14,995
                                                          ==========           ========          =========

Net earnings per common share - basic
     As reported                                          $     0.54               1.02          $    0.16
     Pro-forma                                            $     0.53           $   1.00          $    0.13

Net earnings per common share - diluted
     As reported                                          $     0.51           $   0.97          $    0.16
     Pro-forma                                            $     0.50           $   0.95          $    0.13

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


11.   STOCK-BASED COMPENSATION PLANS (CONTINUED)

c)    STOCK OPTIONS GRANTED AFTER JANUARY 1, 2003

The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted to Directors, Officers and employees after January 1, 2003 using the fair value method.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Years ended December 31,                              2004        2003
----------------------------------------------------------   ---------

Weighted average fair value of options granted   $   3.70    $   3.01
Risk-free interest rate                               3.9%        4.3%
Expected lives (years)                                5.0         6.1
Expected volatility                                  49.6%       56.0%

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

As at December 31                                     2004        2003
----------------------------------------------------------      ------

Contributed surplus, beginning of year             $   760      $   --
Stock-based compensation expense                     3,410         760
Stock options exercised                               (330)         --
                                                   -------      ------

Contributed surplus, end of year                   $ 3,840      $  760
                                                   =======      ======


d)    SHARE APPRECIATION RIGHTS PLAN

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the year ended December 31, 2004, there were no significant compensation costs related to the outstanding variable component of these share appreciation rights (2003 - $33,000; 2002 - $190,000). The liability related to the variable component of these options amounts to $1.7 million, which is included in accounts payable as at December 31, 2004 (2003 - $2.4 million). All outstanding options having a variable component expire at various times through 2011.

12.   PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

As at December 31,                                        2004      2003      2002
--------------------------------------------------------------   -------   -------
                                                        (000S)    (000s)    (000s)
Weighted average common shares outstanding - basic     117,244   116,267   113,428
Effect of stock options                                  6,789     5,856     4,572
                                                       -------   -------   -------

Weighted average common shares outstanding - diluted   124,033   122,123   118,000
                                                       =======   =======   =======

In calculating diluted earnings per common share for the year ended December 31, 2004, the Company excluded 288,000 options (2003 - 615,100; 2002 - 2,193,662), as the exercise price was greater than the average market price of its common shares in those years.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


13.   DEFINED BENEFIT PENSION PLAN

Substantially all of the employees of MPP are enrolled in a co-sponsored, defined benefit pension plan. The Company does not have a pension plan for other employees. Information relating to the MPP retirement plan is outlined below:

As at December 31,                                              2004       2003
--------------------------------------------------------------------    -------

Accrued benefit obligation                                   $ 5,855    $ 5,331
                                                             -------    -------

Fair value of plan assets                                    $ 5,221    $ 4,488
                                                             -------    -------

Funded status
   Plan assets less than benefit obligation                  $  (634)   $  (843)
   Unamortized net acturial gain                                (269)      (221)
   Unamortized past service costs                                933      1,000
                                                             -------    -------

Accrued benefit (liability), included in deferred financing
charges and other                                            $    30    $   (64)
                                                             =======    =======

Economic assumptions used to determine benefit obligation and periodic expense are:

Years ended December 31,                                         2004      2003
---------------------------------------------------------------------  --------
Discount rate                                                    6.3%      6.3%
Expected rate of return on assets                                7.0%      7.0%
Rate of compensation increase                                    4.5%      4.0%
Average remaining service period of covered employees        15 YEARS  15 years


Actuarial evaluations are required every three years, the most recent being January 1, 2003.

Pension expense, included in MPP operating costs, is as follows:

Years ended December 31,                                     2004          2003
-----------------------------------------------------------------         ------
Current service cost                                        $ 190         $ 111
Interest on accrued benefit obligation                        336           173
Interest on assets                                           (333)         (152)
Amortization on past service cost                              67            37
                                                            -----         -----

Pension expense                                             $ 260         $ 169
                                                            =====         =====

MPP expects to contribute $354 thousand to the plan in 2005. Contributions by the participants to the pension plan were $66 thousand for the year ended December 31, 2004.

COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2004

14.   INCOME TAXES

a) The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

      Years ended December 31,                                    2004          2003          2002
      ----------------------------------------------------------------     ---------     ---------

      Earnings before taxes                                  $ 103,234     $ 142,093     $  38,282
                                                             ---------     ---------     ---------

      Canadian statutory rate                                     38.6%         40.6%         42.1%
      Expected income taxes                                  $  39,848     $  57,690     $  16,117
      Effect on taxes resulting from:
        Non-deductible crown charges                            17,611        23,922        17,103
        Resource allowance                                     (13,535)      (16,485)      (14,471)
        Federal capital tax                                      2,526         2,497         1,428
        Statutory tax rate reductions                           (8,359)      (37,130)       (1,340)
        Non-taxable  portion  of foreign  exchange  (gain)      (2,831)       (8,202)          334
        loss
        Other                                                      923         1,031           799
                                                             ---------     ---------     ---------

      Provision for income taxes                             $  36,183     $  23,323     $  19,970
                                                             ---------     ---------     ---------

      Current
         Income taxes                                        $     225     $     785     $      --
         Federal capital taxes                                   2,526         2,497         1,428
      Future                                                    33,432        20,041        18,542
                                                             ---------     ---------     ---------

                                                             $  36,183     $  23,323     $  19,970
                                                             =========     =========     =========

      Effective tax rate                                          35.0%         16.4%         52.2%
                                                             =========     =========     =========

A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred and the method of deployment.

In 2004, the Government of Alberta introduced legislation to reduce its corporate income tax rate from 12.5% to 11.5% and retain the resource allowance and non-deductible crown royalties regime until 2007.

B) The net future income tax liability is comprised of:

      As at December 31,                                       2004        2003
      -------------------------------------------------------------   ---------
      Future income tax liabilities
        Property and equipment in excess of tax values   $  199,931  $  169,855
        Timing of partnership items                          67,089      62,975
        Foreign exchange gain on long-term debt              10,169       7,934
      Future income tax assets
        Attributed Canadian royalty income                   (9,015)     (9,667)
        Asset retirement obligations                         (6,057)     (6,024)
        Non-capital losses carried forward                      (53)       (789)
        Other                                                  (868)       (477)
                                                         ----------  ----------

      Net future income tax liability                    $  261,196  $  223,807
                                                         ==========  ==========

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


15.   FINANCIAL INSTRUMENTS

a)    DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ACTIVITIES

      The Company is exposed to risks from fluctuations in commodity prices, interest rates and Canada/US currency exchange rates. The Company utilizes various derivative financial instruments for non-trading purposes to manage and mitigate its exposure to these risks. As outlined in Note 2, effective January 1, 2004, the Company elected to account for all derivative financial instruments using the mark-to-market method.

      Risk management activities during the year, utilizing derivative instruments, relate to commodity price hedges and cross currency interest rate swap arrangements and are summarized below:

      i) COMMODITY PRICE HEDGES

      The Company enters into hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold. Outstanding hedge contracts at December 31, 2004 are:

                                            NOTIONAL            PRICE             MARK-TO-MARKET
COMMODITY                    TERM          VOLUME/DAY           COLLAR               GAIN (LOSS)

Natural Gas            Jan.1-Mar. 31/05    23,810 mcf      $7.51-$11.56/mcf     $           2,348
Crude oil              Jan.1-Dec. 31/05    1,000 bbls    US $35.00-$48.75/bbl                (363)
                                                                                -----------------

Unrealized hedge gain                                                           $           1,985
                                                                                -----------------


The following table outlines the financial agreements entered into subsequent to December 31, 2004:

Natural gas        April 1 - Oct. 31/05    14,286 mcf         $6.21 - $8.87/mcf
Crude oil           Feb. 1 - Dec. 31/05      500 bbls    US $43.00 - $49.51/bbl


      ii) DEFERRED RISK MANAGEMENT LOSS

       At the beginning of the year, the Company elected not to designate any of its risk management activities as accounting hedges under Accounting Guideline 13 and accordingly accounts for all derivative instruments using the mark-to-market method. As a result, on January 1, 2004, the Company recorded a liability and a deferred risk management loss of $10.9 million relating to then outstanding commodity hedges and the interest rate swap. During the year $3.6 million of the deferred loss was charged to earnings. The remaining balance of $7.3 million relates to the interest rate swap and will be charged to earnings in annual amounts of $1.6 million until eliminated in 2009.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------


15.   FINANCIAL INSTRUMENTS (CONTINUED)

      iii) CROSS CURRENCY INTEREST RATE SWAP

      Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate that convert fixed rate U.S. dollar denominated interest obligations into floating rate Canadian dollar denominated interest obligations. At December 31, 2004, the Company valued the liability relating to future unrealized losses on the swap arrangements to be $11.4 million on a mark-to-market basis.


      iv) RISK MANAGEMENT LOSSES (GAINS)

      Risk management (gains) and losses recognized during the year relating to the above are summarized below:

                                       COMMODITY    INTEREST RATE
                                       CONTRACTS         SWAP           TOTAL
                                    -------------- ---------------- ------------
Unrealized
   Amortization of deferred loss    $      2,001   $        1,642   $     3,643
   Change in fair value                   (3,986)           2,522        (1,464)
                                    -------------- ---------------- ------------
                                          (1,985)           4,164         2,179
Realized
   Cash settlements                         9,151          (2,522)        6,629
                                    -------------- ---------------- ------------

Total                               $       7,166  $        1,642   $     8,808
                                    =============  ==============   ===========

      Risk management losses (gains) of $4,132 and ($4,424) for 2003 and 2002 respectively reflect realized (gains) and losses recognized under hedge accounting.

b)    OTHER FINANCIAL INSTRUMENTS AND RISK

      i) CREDIT RISK MANAGEMENT

      Accounts receivable include amounts receivable for oil and natural gas sales which are generally made to large credit worthy purchasers and amounts receivable from joint venture partners which are recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

      The Company is exposed to losses in the event of non-performance by counter-parties to financial instruments. The Company deals with major institutions and believes these risks are minimal.

      ii) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

      Other than its senior term notes, the fair values of the Company's financial assets and liabilities that are included in the Company's consolidated balance sheet as at December 31, 2004, approximate their carrying value. The estimated fair value of senior term notes is $218.5 million as of December 31, 2004 (2003 - $231.6 million) based upon market information.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------

b)    OTHER FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

      iii) FOREIGN CURRENCY RISK MANAGEMENT

      The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in U.S. dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to U.S. dollars in order to manage the risk. During 2003, a gain of $2.5 million was realized and included in revenue (2002 - $0.4 million). At December 31, 2003, all swaps expired and the Company has not entered into any new arrangements.

16.   CASH FLOW

Changes in non-cash working capital items increased (decreased) cash as follows:

      Years ended December 31,                2004        2003        2002
      --------------------------------------------    --------    --------

      Accounts receivable and other       $(20,176)   $(16,593)   $  1,312
      Accounts payable                      39,598      23,635      (2,608)
      Taxes payable                         (2,526)      1,541         656
                                          --------    --------    --------

                                          $ 16,896    $  8,583    $   (640)
                                          ========    ========    ========


      Operating activities
          Accounts receivable and other   $(19,309)   $ (3,675)   $ (6,480)
          Accounts payable                   9,241       3,452         658
          Taxes payable                     (2,526)      1,541         656
                                          --------    --------    --------
                                           (12,594)      1,318      (5,166)
                                          --------    --------    --------

      Financing activities
          Accounts receivable and other        367        (467)         --
          Accounts payable                     (43)       (920)      3,514
                                          --------    --------    --------
                                               324      (1,387)      3,514
                                          --------    --------    --------

      Investing activities
          Accounts receivable and other     (1,233)    (12,451)      7,792
          Accounts payable                  30,399      21,103      (6,780)
                                          --------    --------    --------
                                            29,166       8,652       1,012
                                          --------    --------    --------

                                          $ 16,896    $  8,583    $   (640)
                                          ========    ========    ========

Amounts paid during the year relating to interest expense and capital taxes are as follows:

      Years ended December 31,                2004        2003        2002
      --------------------------------------------     -------     -------

      Interest paid                        $28,604     $26,923     $15,042
      Current income taxes paid            $ 4,952     $ 1,485     $ 1,084

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars, unless otherwise stated)
December 31, 2004
--------------------------------------------------------------------------------

17.   COMMITMENTS AND CONTINGENT LIABILITIES

a)    COMMITMENTS

      The Company has committed to certain payments over the next five years, as follows:

                                     2005       2006       2007       2008       2009
                                 --------   --------   --------   --------   --------
Operating leases                 $  5,025   $ 10,985   $  4,548   $     --   $     --
Office rent                         1,268      1,356        249         --         --
MPP partnership distributions       9,172      9,172      9,172      9,172      3,057
Senior notes (US $165 million)         --         --         --         --    198,594
Other                                 136        243         --         --         --
                                 --------   --------   --------   --------   --------

                                 $ 15,601   $ 21,756   $ 13,969   $  9,172   $201,651
                                 ========   ========   ========   ========   ========

b)    LEGAL PROCEEDINGS

      The Company is involved in various legal claims associated with normal operations. These claims, although unresolved at the current time, in management's opinion, are minor in nature and are not expected to have a material impact on the financial position or results of operations of the Company.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast Tuesday, March 22, 2005 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2004 fourth quarter and 2004 annual financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-796-7558
                           Local Toronto: 1-416-850-1243

Audio webcast URL: HTTP://WWW.NEWSWIRE.CA/EN/WEBCAST/VIEWEVENT.
              CGI?EVENTID=1055560

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until Monday, March 28, 2005. Callers may dial toll-free 1-877-289-8525 and enter access code 21118404 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol "CMT" and is included in both the TSX Composite Index and the TSX MidCap Index.

For further information: Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations,
Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : WWW.COMPTONPETROLEUM.COM      Email: INVESTORINFO@COMPTONPETROLEUM.COM